UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Huron Consulting Group Inc.
(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) 447462102
(CUSIP Number) Gary E. Holdren Huron Consulting Group Inc. 550 West Van Buren Street Chicago, Illinois 60607
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 6, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447462102
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gary E. Holdren
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power: 1,206,176
8. Shared Voting Power: 0
9. Sole Dispositive Power: 1,206,176
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,206,176(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): X
13.	Percent of Class Represented by Amount in Row (11): 6.4%
14.	Type of Reporting Person (See Instructions): IN

__________________________
               (1) As of March 12, 2007, the Holdren Family Trust beneficially owned 608,087 shares of Common Stock, representing approximately 3.2% of the outstanding shares of Common Stock. Mr. Holdren’s spouse is the sole trustee of the Holdren Family Trust and has sole voting and dispositive power with regard to the shares of Common Stock held in the Holdren Family Trust. Mr. Holdren disclaims beneficial ownership of all shares held by the Huron Family Trust.

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This Amendment No. 1 (this “Amendment”) is being filed to a Statement on Schedule 13D dated February 6, 2006 (as so amended, the “13D”)
Item 3. Source and Amount of Funds or Other Consideration

                 No funds were used to acquire the shares of Common Stock that caused the filing of this schedule. Mr. Holdren acquired additional shares of Common Stock as a result of an equity compensation grant from the Company.

Item 5. Interest in Securities of the Issuer

                 (a), (b) and (d) The following table sets forth the aggregate number and percentage of shares of Common Stock beneficially owned (identifying those shares which there is a right to acquire) by Mr. Holdren. Based on information provided to Mr. Holdren by the Issuer, there were 18,833,855 shares of Common Stock outstanding as of the close of business on March 12, 2007.

Name	Number of Shares	Percent	Sole Power to Vote or Dispose	Shared Power to Vote or Dispose
Gary E. Holdren(1)	1,206,176	6.4%	1,206,176	1,206,176

(1) Shares of Common Stock beneficially owned by Mr. Holdren consist of 608,087 shares held by the Holdren Family Trust, 43,479 shares issuable upon the exercise of options exercisable within 60 days, 221,000 shares of restricted stock and 250,000 restricted stock units. Mr. Holdren’s spouse is the sole trustee of the Holdren Family Trust and has sole voting and dispositive power with regard to the shares of Common Stock held in the Holdren Family Trust. Mr. Holdren disclaims beneficial ownership of all shares held by the Huron Family Trust.

(c) The following transactions in shares of Common Stock were engaged in during the past 60 days:
Party	Date	Number of Shares	Price	Type of Transaction
Mr. Holdren	January 29, 2007	250,000 restricted stock units	N/A	Equity compensation grant
Mr. Holdren	February 9, 2007	2,931	$51.65	Settlement of tax withholding obligations
Holdren Family Trust	February 27, 2007	10,000	$63.50	Open market sale
Holdren Family Trust	February 28, 2007	10,000	$63.05	Open market sales
Holdren Family Trust	March 1, 2007	10,000	$62.79	Open market sales
Mr. Holdren	March 1, 2007	47,000 shares of restricted stock	N/A	Equity compensation grant
Holdren Family Trust	March 2, 2007	10,000	$62.88	Open market sales
Holdren Family Trust	March 5, 2007	10,000	$63.82	Open market sales
Holdren Family Trust	March 6, 2007	10,000	$64.44	Open market sales

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SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Date: March 20, 2007
/s/ Gary E. Holdren
Gary E. Holdren

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